

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. William M. Caldwell, IV
Chief Executive Officer
Advanced Cell Technology, Inc.
381 Plantation Street
Worcester, MA 01605

Re: Advanced Cell Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File Number: 000-50295

Dear Mr. Caldwell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director